Exhibit 1

MURANO GLOBAL INVESTMENTS PLC

Murano Global Investments Plc Announces Strategic Review, Debt Restructuring and Business
Performance Update

Mexico City, Mexico — October 7, 2026

MURANO GLOBAL INVESTMENTS PLC and its subsidiaries (the "Company" or the "Group") today announced the initiation of a strategic review, an update on the status of its debt restructuring process, and a performance update for its hotel business in Mexico.

Our Board of Directors is undertaking a strategic review to evaluate options intended to enhance shareholder value over time. There can be no assurance that this strategic review will result in any particular outcome or increase in shareholder value. Separately, as previously announced, the Board continues to work with certain of the Group's lenders on restructuring the Company’s indebtedness. The Group believes it is making progress, as summarized below.

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On May 25, 2026, the Company restructured its indebtedness with Sofoplus S.A.P.I. de C.V., SOFOM E.R. ("Sofoplus"). Sofoplus granted the Company a new credit line of U.S.$7,000,000, which the Company used to: (i) repay in full a prior credit line of U.S.$3,600,000, together with accrued interest of U.S.$192,000; and (ii) make a partial payment of U.S.$2,404,700 of principal and U.S.$314,300 of interest under a second, previously existing credit line of U.S.$6,000,000 between the Group and Sofoplus. The new credit line bears interest at an annual rate of 12% and matures in 24 months, with interest and principal payable at maturity.

•
On June 3, 2026, Exitus Capital, S.A.P.I. de C.V., SOFOM E.N.R. ("Exitus") and the Group signed a binding memorandum of understanding to begin discussions on restructuring the U.S.$27,674,966 owed under the Exitus loan, including a potential payment in kind consisting of Private Unit 4 of the Grand Island Cancun complex. There can be no assurance that a definitive restructuring agreement will be reached on these or any other terms.

•	On June 16, 2026, the Company reached a settlement agreement with NAFIN to reduce the outstanding balance to U.S.$10,358,091, to be satisfied through a payment in kind.

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On July 7, 2026, the Company did not make the scheduled quarterly amortization payment of U.S.$1,869,835 under the Bancomext loan associated with the Insurgentes 421 facility. The Group has initiated discussions with Bancomext to renegotiate the principal terms of this loan, which had an outstanding balance of approximately U.S.$98.7 million as of that date. There can be no assurance that these discussions will result in a renegotiated agreement on any particular terms, or at all.

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On August 14, 2026, the Company issued a press release announcing the completion of a consensual restructuring of its U.S.$300,000,000 aggregate principal amount of 11.000% Senior Secured Notes due 2031.

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On August 28, 2026, the Company reached a settlement agreement with Administradora de Soluciones de Capital, S.A. de C.V. SOFOM E.N.R. and Arrendadora Finamo, S.A. de C.V. (together, "Finamo"). Under the settlement, the Company agreed to transfer, as payment in kind, the properties known as "La Punta" Bajamar and Private Unit 3 of the Grand Island Cancun complex, with an agreed value of approximately MXN$1,366,988,323 (approximately U.S.$80 million), in satisfaction of the related indebtedness.

Management believes that the restructuring transactions and ongoing discussions described above are intended and expected to improve the Group's financial position over time by reducing or modifying certain of its liabilities. There can be no assurance as to the timing or ultimate outcome of these efforts.

Strategic Review

As part of the strategic review, the Board is evaluating a range of alternatives intended to enhance shareholder value, which may include new business activities. Among other things, the Board is in the preliminary stages of evaluating the potential use of a portion of the Group's land in Baja California for a possible data center project. The Group has commissioned preliminary feasibility studies, which have produced encouraging initial results. No decision has been made to proceed with this or any other new business activity, and any such project would be subject to, among other things, further feasibility, technical, financial and legal analysis, Board approval, and any applicable consents or authorizations. There can be no assurance that the Group will pursue this or any other new business activity, or as to the timing or outcome of the strategic review generally. The Board expects to provide further updates on the strategic review in due course.

Performance Update

The Company plans to provide regular updates on the performance of its Mexican hotel business. The below table summarizes the key performance indicators for the Company's hotels in Mexico City and Cancun:

KPI	ANDAZ MEXICO CITY	MONDRIAN MEXICO CITY	MONDRIAN CANCUN
Rooms Sold from January 1st to August 31st, 2026	42,796	24,767	60,967
Occupancy	82.68%	55.69%	62.72%
Average Daily Rate (ADR)	$261	$286	$269
Revenue Per Available Room (RevPar)	$216	$159	$169
Total income	$15,478,248	$8,162,751	$19,641,864
Gross Operating Profit (GOP)	$5,626,131	$2,678,340	$1,687,337
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	$3,654,481	$1,658,466	$(860,302)

Grand Island Cancun

While the Company is pleased to have begun commercializing the Grand Island Cancun hotel (“GIC I”) and its residential units under the “Mondrian” brand operated by Ennismore, GIC I's commercial performance has ramped up more slowly than expected. In particular, occupancy and average daily rates have been below budget, and management believes the ramp-up period will take longer than originally planned. Management believes that reduced flight capacity to the Cancun area has contributed to a decrease in tourist arrivals, which it believes has affected demand.

Residentials

As of August 31, 2026, the Group has reported potential sales of Mondrian residence as follows:

I.	Reserves - considering 100% of square meters	Units	Sq m	USD

	Opening inventory	316	37,519.93

	Reserves as of August 31, 2026	21	2,275.90	$13,593,012	Note 1

	Closing inventory as of 08.31.2026	295	35,244.03

II.	Down Payments	Unidades	m2	Importe

	Total Down Payments	21	2,275.90	$4,908,374	Note 2

Note1 - This amount represents the valuation of the 100% sqm reserved by a potential buyer. It is not the cash flow collected.

Note 2 - The U.S.$4,908,374 in down payments collected relates to 21 units with an aggregate potential sales value of approximately U.S.$13,593,012, representing less than 40% of such potential sales value. These down payments are made pursuant to preliminary purchase requests, which are not binding and do not constitute a promise to purchase and sell or a purchase and sale agreement. No purchase and sale agreement has been signed by both the seller and the buyer with respect to these transactions. Cancellations of the transactions completed to date may occur, and potential buyers may withdraw their purchase requests at any time, which would require the Company to refund the down payments collected.

Mexico City

Management believes the Andaz and Mondrian hotels in Mexico City are well positioned heading into the second half of the year. Group demand expectations remain high, particularly for October and November 2026, including anticipated demand associated with the Formula 1 Mexico City Grand Prix weekend in October, which management believes has contributed to strong advance bookings to date. The Company continues to pursue initiatives to increase awareness of its meeting and event spaces, and both properties have aligned their commercial strategies to pursue group business opportunities, presenting a unified inventory to compete for corporate and group demand. There can be no assurance that anticipated demand will materialize as expected.

ABOUT THE COMPANY

The Company is a Mexican real estate company with extensive experience in the design, structure and delivery of large-scale hospitality and commercial projects across Mexico with an international outreach aimed at institutional real estate investors. It has a retained portfolio including the Andaz and Mondrian Hotels in Mexico City, and Grand Island Cancun I resort in Cancun, Mexico. Murano also has an in-place pipeline of projects in Baja and Cancun.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words "believe, " "project, " "expect, " "engage, " "anticipate, " "commit, " "estimate, " "intend, " "strategy, " "future, " "fulfill, " "opportunity, " "preserve, " "plan, " "may, " "should, " "will, " "would, " "will be, " "will continue, " "will likely result, " and similar expressions. Forward-looking statements are their managements' current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and other documents filed or furnished by the Company from time to time with the U.S. Securities and Exchange Commission (the "SEC"). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company gives no assurance that the Company will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

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